Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-8 No. 333-000000) pertaining to the  Liberty Property Trust Amended and Restated Employee Stock Purchase Plan and to the incorporation by reference therein of our report dated February 25, 2011 (except for the income per common share section of Note 2 and Notes 3, 13, 14, 16, and 17, as to which the date is June 30, 2011), with respect to the consolidated financial statements and schedule of Liberty Property Trust included in its Current Report on Form 8-K dated June 30, 2011, and our report dated February 25, 2011 with respect to the effectiveness of internal control over financial reporting of Liberty Property Trust included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 30, 2011